

16013060

UNITED STATES
AND EXCHANGE COMMISSION
ashington, D.C. 20549

ANNUAL AUDITED REPORSEC
FORM X-17A-5 Mail Processing
PART III Section

FEB 29 2016

OMB APPROVAL

OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......12.00	

SEC FILE NUMBER

8- 65866

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington DC
404

REPORT FOR THE PERIOD BEGINNING ___01/01/2015___ AND ENDING ___12/31/2015___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Compass Point Research & Trading, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1055 Thomas Jefferson Street, NW, Suite 303
                                                (No. and Street)

Washington   DC   20007
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
                          (Name – *if individual, state last, first, middle name*)

53 State Street, 38th Floor   Boston   MA   02109
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)
             Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Christopher A. Nealon__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Compass Point Research & Trading, LLC__ , as of __December 31__ , 20__15__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public

_____
Signature

__President & Chief Operating Officer__
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMPASS POINT RESEARCH AND TRADING, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

COMPASS POINT RESEARCH AND TRADING, LLC

CONTENTS



ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Compass Point Research & Trading, LLC

We have audited the accompanying statement of financial condition Compass Point Research & Trading, LLC as of December 31, 2015 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Compass Point Research & Trading, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Compass Point Research & Trading, LLC, as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

Boston, MA
February 26, 2016

M
MARCUMGROUP
M E M B E R

Marcum LLP • 53 State Street • 38ᵗʰ Floor • Boston, MA 02109 • Phone 617.742.9666 / 800.998.1040 • Fax 617.742.3178 • marcumllp.com

COMPASS POINT RESEARCH AND TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

Assets

Cash and cash equivalents	$	2,429,590
Due from clearing organizations		709,370
Accounts receivable		441,392
Investments owned, at fair value		727,898
Deposit with clearing broker		250,002
Property and equipment, net		231,261
Prepaid expenses		200,204
Prepaid income taxes		123,319
Other assets		180,673
Deferred tax asset		43,700
Total Assets	$	5,337,409

Commitments and Contingencies (Note 5)

Liabilities and Members' Equity

Liabilities

Accrued commissions	$	662,293
Accounts payable and accrued expenses		156,763
Deferred rent		500,035
Accrued income taxes		3,700
Total Liabilities		1,322,791
Members' Equity		4,014,618
Total Liabilities and Members' Equity	$	5,337,409

COMPASS POINT RESEARCH AND TRADING, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

NOTE 1 – NATURE OF ORGANIZATION

Compass Point Research & Trading, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a full service broker-dealer organized under the laws of the State of Delaware. Pursuant to an agreement between the Company and its correspondent clearing broker, Pershing LLC, proprietary and customer securities transactions are introduced and cleared on a fully disclosed basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash equivalents. The Company maintains its demand deposits in what management believes to be high credit quality financial institutions. Balances at times may exceed federally insured limits.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the lesser of economic useful life or the term of the lease. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

INCOME TAXES

The Company is organized as limited liability company, however, as of January 1, 2015, has elected to be treated as a corporation for federal and state tax purposes. The Company files a U.S. federal income tax return and is subject to income tax in various states in which it operates. The Company's annual tax provision is determined pursuant to Accounting Standards Codification 740, "Income Taxes" ("ASC 740"). Income taxes are calculated using the asset and liability method. Deferred tax assets and liabilities represent the differences between the financial statement and income tax bases of assets and liabilities.

For all open tax years and for all major taxing jurisdictions, the Company has concluded that there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2015.

RECEIVABLE FROM AND DEPOSITS WITH CLEARING ORGANIZATIONS

The Company has an agreement with a clearing organization to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a cash deposit of $250,000.

The balances shown on the statement of financial condition as receivable from clearing organizations consists of commissions receivable due in connection with the Company's normal transactions involving the trading of securities. The Company considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

NOTE 3 – FINANCIAL INSTRUMENTS

FAIR VALUE MEASUREMENT

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 "Fair Value Measurement" ("ASC 820") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or

NOTE 3 – FINANCIAL INSTRUMENTS (CONTINUED)

paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of the principal market, the most advantageous market. Valuation techniques that are consistent with market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company have the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability.

The Company determines fair values for the following assets and liabilities:

Marketable equity securities —The Company classifies marketable equity securities within Level 1 of the fair value hierarchy because quoted market prices from an exchange are used to value these securities.

Investment fund — The Company classifies its investment in a non-registered investment fund within Level 3 of the fair value hierarchy because it was valued at Net Asset Value (NAV) as determined by the fund.

Assets at Fair Value at December 31, 2015

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2015:

COMPASS POINT RESEARCH AND TRADING, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

NOTE 3 – FINANCIAL INSTRUMENTS (CONTINUED)

Assets:	Level 1	Level 2	Level 3	Total
Investments owned, at fair value:				
Marketable equity securities	$ 482,500	$ -	$ -	$ 482,500
Investment funds	-	-	245,398	245,398
Total fair value of investments owned	$ 482,500	$ -	$ 245,398	$ 727,898

The Company's policy is to recognize transfers in and transfer out as of the actual date of the event or change in circumstances that caused the transfer. There were no transfers between levels 1, 2 or 3 during the year ended December 31, 2015.

As of December 31 2015, financial assets classified within Level 3 consisted of $245,398 of investments in one non-registered investment fund priced at NAV. The underlying fund investments as of December 31, 2015 were invested solely in cash.

The table below sets forth a summary of changes in fair value for the Company's Level 3 financial asset for the year ended December 31, 2015:

	Investment Fund
Beginning balance as of January 1, 2015	$ -
Purchases	250,000
Total unrealized losses	(4,602)
Ending balance as of December 31, 2015	$ 245,398

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2015:

	2015
Leasehold improvements	$ 113,965
Computer equipment	27,064
Phone system	42,694
Furniture	186,163
Office equipment	4,731
	374,617
Less: accumulated depreciation	(143,356)
	$ 231,261

NOTE 5 – COMMITMENTS AND CONTINGENCIES

REVOLVING NOTE AND CASH SUBORDINATION AGREEMENT

The Company entered into a $1,500,000 Revolving Note and Cash Subordination Agreement ("Agreement") with its clearing firm on June 19, 2013, effective June 24, 2013, the date of FINRA approval. The original Agreement was amended July 1, 2014 and then again on August 31, 2015 to extend the term of the Agreement to August 31, 2017. The terms of the agreement were not modified in 2015. The "Credit Line" or "Commitment Amount" remains an amount not to exceed $2,000,000, and the Facility Fee remains a rate of 1.25% per annum.

Each Advance under the terms of the Agreement shall bear interest at a rate per annum equal to an Alternative Base Rate ("ABR") plus Applicable Margin ("Margin"). ABR means, for any day, a fluctuating rate per annum equal to (for that day) the Prime Rate in effect on such day. Margin is defined as 5% per annum. The ABR as of December 31, 2015 was 3.5%. As of December 31, 2015, there was no outstanding balance on the credit line.

OPERATING LEASES

During the year ended December 31, 2015, the Company entered into a new lease (the "Lease Agreement") for office space in Washington, D.C. The lease term of 11 years will expire on May 01, 2026. As part of the lessor's requirement for leasing the office space, the Company is required to maintain a security deposit of approximately $73,000 with the landlord, which is included in other assets in the statement of financial condition. Per the terms of the Lease

COMPASS POINT RESEARCH AND TRADING, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

NOTE 5 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

Agreement, the Company received lease incentives and rent abatement. The Company accounts for the lease on a straight line basis over the term of the lease and also amortizes lease incentives on a straight line basis as a reduction of rent expense over the term of the lease. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent, which is included as a separate line item on the accompanying statement of financial condition.

The Company currently also leases office space in New York and Boston. The Company entered into an eighteen month lease on July 01, 2015 for office space in New York expiring December 31, 2016. Additionally, the Company also currently leases office space in Boston. The Boston lease scheduled to end February 2016 has subsequently been renewed at the same terms, other than an immaterial increase in rent, and extended to February 2017. Per the terms of the lease agreements, the Company is required to maintain a security deposit of $9,600 for its New York space and approximately $5,300 for its Boston office, both of which are included in other assets in the statement of financial condition.

Future minimum lease payments under all operating leases are as follows:

	Office Space	Office Equipment
2016	$ 356,647	$ 5,340
2017	460,949	5,340
2018	466,780	890
2019	478,433	-
2020	491,853	-
Thereafter	2,890,115	-
Total	$ 5,144,777	$ 11,570

LITIGATION AND CLAIMS

The Company may be subject to claims and litigation during the normal course of business. The Company is not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that would have a material adverse effect on the Company's financial condition.

COMPASS POINT RESEARCH AND TRADING, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

NOTE 6 – MEMBERS' EQUITY

The Company is organized as a limited liability company in accordance with the terms of the Company's amended and restated operating agreement (the "Agreement"). The Agreement provides for perpetual existence unless dissolved by the written consent of a majority of the percentages held by the Company's Members. On January 1, 2015, there was a transfer of ownership interest between the original two members of the Company.

On January 1, 2015, subsequent to the transfer of ownership interest between the original two members of the Company, the Managing Member sold 188 units or $700,305 directly to Non-Managing members who are employees of the Company. During the course of the year three Non-Managing members left the Company, and $37,111 of members' equity was redeemed. The member redemptions resulted in a reallocation in ownership interest amongst the remaining members on a proportional basis.

As of December 31, 2015, the Company had one Managing Member and fourteen Non-Managing Members with ownership interest determined by the number of units owned. As of December 31, 2015 the Managing Member's units totaled 612 units or 64.4% of members' equity, and Non-Managing Members units totaled 338 units or 35.6% members' equity.

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at

COMPASS POINT RESEARCH AND TRADING, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (CONTINUED)

unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain collateral in compliance with regulatory requirements, clearing broker's guidelines, and industry standards.

NOTE 8 – INCOME TAX

Deferred tax assets are the result of timing differences between book and taxable income and consist solely of deferred rent in the amount of $43,700.

NOTE 9– NET CAPITAL REQUIREMENTS

As a registered broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $2,443,651 which was $2,343,651 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was 0.5634 to 1.